UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 35.300.186.133

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

CALL NOTICE

The Shareholders of CPFL Energia S.A. (“Company”) are hereby called, pursuant to Article 124 of Federal Law 6,404 of December 15, 1976 ("Brazilian Corporations Law"), to convene at the Annual and Extraordinary Shareholders’ Meetings (“Meetings”) to be held on April 29, 2016 at 10:00 a.m., at the registered office of the Company located at Rua Gomes de Carvalho, nº. 1510, 14o andar, conj. 142, Vila Olímpia, in the City and State of São Paulo, to consider and vote on the following agenda:

I - Annual Shareholders' Meeting:

a.    To take the management accounts, examine, discuss and vote on the management report and the financial statements of the Company, accompanied by the reports of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2015;

b.    Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2015;

c.    Approve the number of members to compose the Board of Directors, in compliance with Article 15 of the Company’s Bylaws;

d.    Elect the sitting and deputy members of the Board of Directors of the Company;

e.    Elect the sitting and deputy members of the Fiscal Council of the Company;

f.     Establish the overall compensation of the managers of the Company for the period between May 2016 and April 2017; and

g.    Establish the overall compensation of the members of the fiscal council for the period between May 2016 and April 2017.

II - Extraordinary Shareholders' Meeting:

a.     Approve the increase in the Company's capital stock, from five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07) to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75),  through the capitalization of profit reserves, with consequent share bonus; and

b.         Approve the amendment to Article 5 of the Bylaws to include the capital increase to reflect the change referred to in item (a) above;

General Information:

1.             The Company’s common shareholders of record may participate in the Meetings, provided they are registered in the Registry of Book–Entry Shares of the depositary institution of the shares, Banco do Brasil S.A., and present the following documents: (i) for individuals - identification document with photo; (ii) for legal persons - a certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the officers and/or power-of-attorney), as well as an identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - a certified copy of the most recent consolidated regulations of the fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the officers and/or power-of-attorney), as well as an identification document with photo of the legal representative(s).

2.            Any shareholder may appoint a proxy to attend the Meetings and vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy appointment instrument granting special powers of representation at the Meetings; (ii) bylaws or articles of association and the minutes of the election of the managers in the case of legal persons; and (iii) identification document with photograph of the proxy.

3.            Proxy instruments, pursuant to Paragraph 1, Article 126 of Brazilian Corporations Law, may be granted to any person meeting at least one of the following requirements: (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution. For shareholders who are legal persons, in accordance with the understanding of the Joint Committee of CVM issued in a meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution.

4.            To facilitate the holding of the Meetings, the Company requests shareholders submit their proxy appointments and representation documents at least twenty-four (24) hours prior to the Meetings, in accordance with the head paragraph of Article 11 of the Company’s Bylaws. Shareholders attending the Meetings bearing the required documents will be allowed to participate and vote, even if they fail to present the documents prior to the meeting.

5.            In accordance with Instruction No. 165 of December 11, 1991 issued by the Securities and Exchange Commission of Brazil (“CVM”), as amended by CVM Instruction No. 282 of June 26, 1998, the minimum percentage of voting capital required for adopting a multiple vote procedure in the election of the members to the Board of Directors is five percent (5%), and said right must be exercised by shareholders at least 48 (forty-eight) hours prior to the Meetings, pursuant to Article 141, Paragraph 1 of Brazilian Corporations Law.

6.            Pursuant to Article 135, Paragraph 3 of Brazilian Corporations Law, and in compliance with the provisions in Article 6 and subsequent articles of CVM Instruction 481 of December 17, 2009, all documents pertaining to the matters to be considered and voted on at the Meetings are available to shareholders as from this date at the head office of the Company, on its Investor Relations website (www.cpfl.com.br/ri) and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, March 29, 2016

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.